Morgan, Lewis & Bockius llp 2020 K Street, NW Washington, DC 20006 Tel. +1.202.373.6000 Fax: +1.202.373.6001 www.morganlewis.com

W. John McGuire

+1.202.373.6799

John.McGuire@morganlewis.com

January 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     ETFS Trust: Registration Statement on Form N-1A (File Nos.333-198170 and 811-22986)

Ladies and Gentlemen:

On behalf of our client, ETFS Trust (the “Registrant”), we are filing, pursuant to the Securities Act of 1933 (“1933 Act”), and under the Investment Company Act of 1940, Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A. The purpose of Pre-Effective Amendment No. 2 is to respond to staff comments on the Registrant’s Pre-Effective Amendment No.1, filed on October 9, 2014 and to make other changes to the Prospectus and Statement of Additional Information for the Registrant’s ETFS Zacks Earnings Large-Cap U.S. Index Fund, ETFS Zacks Earnings Small-Cap U.S. Index Fund, ETFS Diversified-Factor U.S. Large Cap Index Fund and ETFS Diversified-Factor Developed Europe Index Fund.

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles  Miami  Moscow
New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Tokyo  Washington  Wilmington